MANUALLY EXECUTED COPY

pE
8-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**FORM 6-K**

02051467

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of August, 2002

RECD S.E.C.
AUG 1 9 2002
1086

PORTUGAL TELECOM, SGPS, S.A.
Av. Fontes Pereira de Melo, no. 40
1069-300 Lisbon, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No___X___

PROCESSED
AUG 2 0 2002
THOMSON
FINANCIAL

P

PRESS
RELEASE

# PORTUGAL TELECOM ANNOUNCES INTENTION TO SUBSCRIBE FOR REMAINING SHARES TO WHICH IT IS ENTITLED IN THE SUBSEQUENT REOFFERING ROUNDS OF TELESP CELULAR PARTICIPAÇÕES' RIGHTS OFFERING

**Lisbon, Portugal, August 19, 2002 -** Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) announced today that it intends to subscribe for any remaining preferred and common TCP shares to which it is entitled in the reoffering rounds of TCP's rights offering. PT subscribed for 212,014,334,394 common and 82,155,951,704 preferred TCP shares in the initial rights exercise period.

In the prospectus relating to TCP's rights offering, dated July 1, 2002, Portugal Telecom indicated that it would subscribe fully for all of the preferred shares and common shares to which it is entitled in the TCP rights offering. Portugal Telecom also indicated that it may subscribe for any remaining preferred shares and common shares to which it is entitled in the reoffering rounds.

Given that a portion of TCP shares remain unsubscribed after the initial rights exercise period – according to information provided by Banco ABN Amro Real S.A. (the registrar for TCP's shares) and made public in TCP's press release dated August 19, 2002 – PT has decided to support TCP in its effort to achieve a more balanced capital structure by subscribing for any additional shares to which it is entitled in the reoffering rounds. Participation in the reoffering rounds will increase PT's ownership percentage in TCP from its current 41.2% ownership of TCP's total capital stock.

PT's decision to participate in the reoffering rounds is not expected to affect the target announced at PT's Investor Day on the 19th of June for a year-end 2002 net debt of approximately EUR 4.5 billion, corresponding to a reduction of approximately EUR 900 million from year-end 2001.

**This information is also available on PT's website www.telecom.pt.**

**Contact:**

Zeinal Bava, CFO
zeinal.bava@telecom.pt

Vitor J. Sequeira, Head of Investor Relations
vitor.j.sequeira@telecom.pt
Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623



Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg and Quotron under the symbol PT.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

**Date:** August 19, 2002

Name: Vitor Sequeira

Title: Manager of Investor Relations